Exhibit 99.1

CooTek Files Annual Report on Form 20-F for Fiscal Year 2019

SHANGHAI, China, April 20, 2020 /PRNewswire/ — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 with the U.S. Securities and Exchange Commission (“SEC”) on April 20, 2020.

The annual report can be accessed on the Company’s investor relations website at https://ir.cootek.com/ as well as the SEC’s website at http://www.sec.gov.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s IR Department at IR@cootek.com.

About CooTek (Cayman) Inc.

CooTek is a fast-growing mobile internet company with a global vision, offering mobile applications. Our mission is to empower everyone to enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. CooTek has developed and brought to market content-rich mobile applications, focusing on three categories: online literature, casual games and scenario-based mobile apps.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Jean Zhang

Email: IR@cootek.com

Christensen

In China

Mr. Christian Arnell

+86-10-5900-1548

carnell@christensenir.com

In US

Ms. Linda Bergkamp

+1-480-614-3004

lbergkamp@christensenir.com